February 28, 2014

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, N.E.

Washington, DC 20549

Attention:	Kevin L. Vaughn, Accounting Branch Chief Tara Harkins, Staff Accountant

Re:	Lam Research Corporation
Form 10-K for the Fiscal Year Ended June 30, 2013, Filed August 27, 2013
Form 8-K Dated January 29, 2014, Filed January 29, 2014
File No. 0-12933

Ladies and Gentlemen:

Lam Research Corporation (the “Company” or “Lam” or “we”) is submitting this letter via EDGAR in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 31, 2014 (the “Staff Letter”) relating to the Company’s Form 10-K for its fiscal year ended June 30, 2013 and filed on August 27, 2013 (File No. 0-12933) (the “Form 10-K”) and the Company’s Form 8-K dated and filed on January 29, 2014 (the “Form 8-K”). In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended June 30, 2013

Item 9A. Controls and Procedures, page 49 – Management’s Report on Internal Control Over Financial Reporting, page 50

1. In May 2013, the Committee of Sponsoring Organizations of the Treadway Commission issued its updated Internal Control – Integrated Framework. Please revise future filings to clearly state the framework used for your assessment of internal control over financial reporting by clarifying whether you utilized the original framework (the “1992 Framework”) or the updated framework.

We respectfully acknowledge the Staff’s comment and advise the Staff that, in future annual filings, we will clearly state the framework used for our assessment of internal control over financial reporting.

Securities and Exchange Commission

February 28, 2014

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Note 18. Segment, Geographic Information and Major Customers, page 94

2. We note your disclosure here that you have one reportable business segment that results from the aggregation of multiple operating segments. Please provide us with additional information describing the operating segments you have identified. Please also provide us with a detailed quantitative and qualitative analysis supporting your conclusion to aggregate the operating segments into one reportable segment. In order to assist us with our evaluation, please provide us with a summary of the information provided to your chief operating decision maker for purposes of assessing performance and allocating resources. Refer to FASB ASC 280-10-50-11.

The Company respectfully submits to the Staff that it considered and followed the disclosure guidance from FASB ASC

280-10-50-11.

The Company is a global supplier of wafer fabrication equipment, and related products and services, to the semiconductor industry. Over 97 percent of the Company’s revenue is derived from the sale of semiconductor processing equipment and related products and services. Furthermore, the Company derives a significant majority of its revenues from few customers. In fiscal 2013 and 2012, the Company’s top three customers, all of which were in the semiconductor industry, accounted for 45 percent and 52 percent of total revenues. The Company’s Global Products Group (“GPG”) provides for the manufacturing and sale of semiconductor processing equipment (also referred to as “systems”). The Company’s Customer Support Business Group (“CSBG”) provides products and services to maximize installed semiconductor processing equipment performance and operational efficiency. The products and services provided by CSBG include principally spares, and to a less extent upgrades, services, and refurbished semiconductor processing equipment. Revenues derived from CSBG typically only relate to customers that have previously purchased semiconductor processing equipment from the Company’s Global Products Group. The Company’s GPG products and the related CSBG products and services, all of which are sold to customers in the semiconductor industry, are sold by a common sales force and installed at the customers’ manufacturing facilities by a common field service team.

The Company’s revenues derived from outside the semiconductor industry are very limited, and such revenues are generated by the Company’s Silfex and Industrials Application Group (“IAG”) wholly owned subsidiaries. These subsidiaries in the aggregate contributed less than 3 percent of total consolidated revenues. Silfex is a provider of high-purity custom silicon components and assemblies that serve technology markets including solar and optics. IAG designs and manufactures high-precision grinding, lapping, polishing, and deburring systems used in the automotive, aerospace, medical, semiconductor manufacturing and other industries.

The Company’s Chief Executive Officer (“CEO”) has been identified as the Company’s Chief Operating Decision Maker (“CODM”). A summary of the information regularly provided to the CODM for purposes of assessing performance and allocating resources is as follows:

•	Operating results of GPG, including new orders, shipments, revenue, gross margin, operating expenses and operating income

•	Operating results of CSBG, including new orders, shipments, revenue, gross margin, operating expenses and operating income

Securities and Exchange Commission

February 28, 2014

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The operating results for GPG and CSBG do not include the operating results of Silfex and IAG, and certain corporate overhead costs. Silfex and IAG in the aggregate represented less than 3 percent of consolidated revenue and less than 1 percent of consolidated operating income during fiscal year 2013 and less than 4 percent of consolidated assets as of June 30, 2013. As such, the Company concluded Silfex and IAG were not material and, therefore, the primary analysis on aggregation was related to the GPG and CSBG operating segments.

The GPG and CSBG operating segments exceed the quantitative thresholds of ASC 280-10-50-12 and the Company has determined that these operating segments may be aggregated into one reportable segment in accordance with ASC 280-10-50-11 due to their similarities, including economic characteristics as outlined below:

The nature of products and services – The GPG and CSBG operating segments serve the semiconductor wafer fabrication equipment market. The GPG operating segment includes systems produced and sold as finished equipment used in the manufacture of integrated circuits. The products and services provided by CSBG are in support of the system products of GPG so that customers can maximize the installed equipment performance and operational efficiency. The products and services of the CSBG operating segment are considered an extension of the semiconductor processing equipment and are primarily provided to customers who have previously purchased systems from the Company. Given the Company’s limited number of customers, consistency of customer base between GPG and CSBG, including the same customers in the same jurisdictions, and in consideration of the semiconductor equipment industry in which the Company operates, GPG products and CSBG’s products and services are exposed to similar risks and opportunities for growth.

The nature of the production processes – All systems are manufactured as end products in our facilities. Our manufacturing operations consist mainly of assembling and testing components, sub-assemblies, and modules that are then integrated into finished systems prior to shipment to or at the location of our customers. Within GPG and CSBG, certain aspects of our manufacturing, production warehousing, and logistics functions have been outsourced. The manufacturing process under each of the operating segments is similar.

The type or class of customer for products or services – Customers for both the GPG and CSBG operating segments are semiconductor manufacturers. As indicated above, the Company sells products and services to a limited number of customers; GPG’s and CSBG’s products and services are provided to the same customers in the same jurisdictions, which are exposed to the same or similar market risks. The purchase of the Company’s semiconductor processing equipment is capital intensive for our customers and generally indicates a commitment to a certain type of manufacturing environment for their products. Both GPG and CSBG market and sell products worldwide.

The method used to distribute products or provide services – GPG and CSBG products and services are sold through a common sales force to semiconductor manufacturers for use in their production process. The completed capital equipment is shipped directly to the customer and installed in their manufacturing facility. Services are performed on the finished product in the customer’s manufacturing facility.

The nature of the regulatory environment – As GPG and CSBG conduct business within the same regions, the regulatory environment, which can vary to small degrees at the local or market level, is similar across both operating segments. Additionally, there are no industry specific regulations that differ between operating segments. As such, the regulatory environment does not materially impact the overall operations of the operating segments.

Securities and Exchange Commission

February 28, 2014

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Economic characteristics – Gross margin is the measure of profit used by the CODM to assess performance and allocate resources. The historical gross margins of GPG and CSBG are similar, and the Company believes such results are also indicative of future prospects. Historical gross margins for the GPG and CSBG operating segments for each quarter in fiscal 2013 and the first two quarters of fiscal 2014 are being provided on a supplemental basis under separate cover.

The GPG and CSBG gross margin results have been similar. As stipulated in ASC 280-10-55-7A, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. The Company believes there will continue to be consistency in the gross margin results of the GPG and CSBG operating segments. Qualitatively, the Company believes that the GPG and CSBG operations are closely linked, given the consistency of customer base, the inter-dependencies of the product offering (i.e., CSBG revenues relate to the GPG installed base) and the historical and projected directional consistency in revenue growth and margin trends. These operating segments maintain the same market risk, including semiconductor industry cyclicality. We expect that any performance trends that would be relevant to the average investor would move directionally similar for the GPG and CSBG operating segments. As such, the GPG and CSBG operating segments are considered economically similar.

In addition to the above economic characteristics, the Company also concluded that aggregation of operating segments is consistent with the basic objective of segment reporting. The Company’s strategy is focused on maximizing value to the customer and there are inter-dependencies and synergies between GPG and CSBG. A prominent example of our strategy is the Company’s June 2012 acquisition of Novellus Systems, Inc., which expanded the Company’s product offering in semiconductor processing equipment, as well as the related product support (i.e., spares, upgrades and related services). Therefore, we believe the Company’s reporting allows users to assess the Company’s prospects for future net cash flows, and make informed judgments about the Company as a whole. Given our specific industry dynamics, customer base, and product and service offering, GPG and CSBG are considered to have essentially the same future prospects, including long-term average gross margins.

For the foregoing reasons, the Company advises the Staff that it believes, consistent with the principles in ASC 280, aggregation of the GPG and CSBG operating segments into one reportable segment is appropriate.

3. We note your disclosure of revenues and long-lived assets by geographic area. FASB ASC 280-10-50-41 requires disclosure of revenues and long-lived assets attributed to your country of domicile. Please revise future filings to clarify what portion of the “North America” amounts presented here are attributable to the United States.

4. Further to the above, please confirm to us that no individual country within the “Asia Pacific” geographic region represents a material amount of your consolidated revenues.

We respectfully acknowledge both of the Staff’s comments regarding geographic information and advise the Staff that, in future annual filings, we will modify and expand our geographic information disclosures in Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (MD&A) as set forth below.

Securities and Exchange Commission

February 28, 2014

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Revenues and long-lived assets by geographic region were as follows:

	Year Ended
	June 30, 2013	June 24, 2012	June 26, 2011
		(in thousands)
Revenue:
Taiwan	$1,026,548	$467,922	$766,910
United States	734,324	458,531	393,004
Korea	603,821	893,549	756,660
Japan	368,095	308,189	405,371
China	319,282	143,769	335,005
Europe	292,432	244,038	423,148
Southeast Asia	254,414	149,194	157,595

Total revenue	$3,598,916	$2,665,192	$3,237,693

	June 30, 2013	June 24, 2012	June 26, 2011
		(in thousands)
Long-lived assets:
United States	$484,273	$463,156	$191,221
Europe	109,934	107,893	69,442
Taiwan	2,953	3,169	3,897
Southeast Asia	2,788	4,644	295
China	2,291	3,673	3,443
Korea	991	993	1,093
Japan	680	1,068	1,067

Total long-lived assets	$603,910	$584,596	$270,458

Form 8-K dated January 29, 2014

5. We note that you present certain forward-looking non-GAAP financial measures, such as non-GAAP gross margin, non-GAAP operating margin and non-GAAP earnings per share. Regulation G requires you to provide a reconciliation of the forward looking non-GAAP measure to the appropriate forward-looking GAAP measure. If the forward-looking GAAP measure is not accessible, you are required to disclose that fact and provide reconciling information that is available without an unreasonable effort. Further, you must identify the information that is unavailable and disclose its probable significance. Please revise future filings to provide the information required by Regulation G. Please note this comment also applies to your presentation of forward-looking non-GAAP information in your July 9, 2013 investor presentation.

In future Form 8-K filings, we will disclose the amount of those reconciling items that are available without an unreasonable effort, and will further disclose the fact that other reconciling items not provided are not provided because the cannot be known and disclosed without unreasonable efforts.

Securities and Exchange Commission

February 28, 2014

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We expect items in the latter category will include non-recurring items not forecasted internally and that in any event could not be forecasted accurately without unreasonable effort. We also believe that forward looking statements beyond the then current quarter (as in the investor presentations) are particularly difficult to reconcile given the increased uncertainty in forecasting the necessary adjustments which stems from the longer time horizon involved. Accordingly, the Company believes that for those items for which quantitative reconciliation is not possible without unreasonable effort, that such reconciliation is not required under Rule 100 of Regulation G.

Closing Comments

As requested in the Staff Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comments. Please direct your questions or comments to me via facsimile at (510) 572-2876, with a copy to Timothy G. Hoxie of Jones Day at (415) 963-6892. Thank you for your assistance.

Very truly yours,

/s/ George M. Schisler
George M. Schisler
Vice President of General Legal Affairs

cc:	Douglas R. Bettinger, EVP and CFO
Sarah A. O’Dowd, SVP and CLO
Timothy G. Hoxie, Jones Day